WISDOMTREE TRUST

245 Park Avenue, 35th Floor

New York, NY 10167

August 20, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. John Ganley

Re:	Delaying Amendment for WisdomTree Trust (the “Registrant”)
Registration Statement on Form N-14 (File No: 333-239992)

Dear Mr. Ganley:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 relating to the proposed reorganization of the WisdomTree Continuous Commodity Index Fund into and with the WisdomTree Enhanced Commodity Strategy Fund, a separate series of the Trust. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 488 under the Securities Act on July 22, 2020.

The Registrant hereby amends its Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of New York and the State of New York, on the 20th day of August, 2020.

If you have any questions or comments, please do not hesitate to contact Laura E. Flores at (202) 373-6101.

WISDOMTREE TRUST

/s/ Joanne Antico
By: Joanne Antico
Title: Assistant Secretary